UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

 980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 10 July 2019, London UK - LSE Announcement

ViiV Healthcare announces phase III study meets primary endpoint, demonstrating the ability to control HIV-1 with a 2-drug regimen of dolutegravir plus lamivudine in virally suppressed patients switching from a TAF-containing, 3-drug regimen

Week 48 results from the TANGO study will be presented this month at 10th International AIDS Society Conference on HIV Science (IAS 2019)
London, UK, 10 July 2019 - ViiV Healthcare, the global specialist HIV company majority-owned by GSK, with Pfizer Inc. and Shionogi Limited as shareholders, today announced positive Week 48 results from its phase III TANGO study. The TANGO study was conducted to assess whether adults living with HIV-1 who had maintained viral suppression for at least six months on a tenofovir alafenamide fumarate (TAF)-containing regimen of at least three drugs, were able to maintain similar rates of viral suppression after switching to the 2-drug regimen (2DR) of dolutegravir plus lamivudine in a fixed dose combination, compared to continuing the TAF-containing regimen.

The study met its primary endpoint for non-inferiority, based on the proportion of participants with plasma HIV-1 RNA ≥50 copies per millilitre (c/mL) using the FDA Snapshot algorithm at Week 48. No patients met confirmed virologic withdrawal criteria or developed treatment resistance in the dolutegravir plus lamivudine arm of the study. The safety results for the 2DR of dolutegravir plus lamivudine were consistent with the product labelling for the medicines.[1]

Full results from the study will be presented at the 10th International AIDS Society Conference on HIV Science (IAS 2019), to be held from 21-24 July in Mexico City.

Kimberly Smith, M.D., Head of Global Research & Medical Strategy at ViiV Healthcare, said:
"When we developed the TANGO study, we asked if virally suppressed people living with HIV could reduce the number of medicines in their HIV treatment regimen while maintaining viral suppression. These Week 48 data clearly indicate that they can - individuals who are already on treatment can maintain viral suppression if they switch from a 3-drug, TAF-containing regimen to a 2-drug regimen of dolutegravir plus lamivudine."

The single-pill, 2DR of dolutegravir plus lamivudine, was authorised in the United States earlier this year for the treatment of HIV-1 infection in adults with no antiretroviral treatment (ARV) history and with no known resistance to either dolutegravir or lamivudine.[2] It was also authorised in Europe in July 2019 for the treatment of HIV-1 infection in adults and adolescents above 12 years of age weighing at least 40 kg, with no known or suspected resistance to the integrase inhibitor (INI) class, or lamivudine.[3]

About TANGO
TANGO is a phase III, randomised, open-label, active-controlled, multicentre study to assess the antiviral efficacy and safety of switching to a 2DR consisting of dolutegravir plus lamivudine in HIV-infected adults who are virally suppressed and stable on a TAF-containing regimen. [4]

Study participants were HIV-1 infected adults on a TAF-containing regimen with HIV-1 RNA<50c/mL for at least six months, without prior virologic failure, no historical nucleoside reverse transcriptase inhibitors (NRTI) or INI major resistance mutation, and no evidence of hepatitis B infection. Participants were randomised to switch to dolutegravir plus lamivudine or continue on the TAF-containing regimen through Week 148. The primary endpoint was the proportion of participants with a viral load of >50 c/mL at Week 48 (FDA Snapshot algorithm) for the Intention To Treat-Exposed (ITT-E) population.4

About dolutegravir and lamivudine
Dolutegravir is an INI for use in combination with other antiretroviral agents for the treatment of HIV.[5] INIs block HIV replication by preventing the viral DNA from integrating into the genetic material of human immune cells (T-cells). This step is essential in the HIV replication cycle and is also responsible for establishing chronic infection. Dolutegravir is authorised in over 100 countries across North America, Europe, Asia, Australia, Africa and Latin America.

Lamivudine, commonly known as 3TC, is a nucleoside analogue used in combination with other antiretroviral agents for the treatment of HIV infection. Lamivudine is available in branded (Epivir®) and generic forms.[6]

Dolutegravir plus lamivudine is a once-daily, single-pill, 2-drug regimen that combines the INI dolutegravir (Tivicay, 50 mg) with the NRTI lamivudine (Epivir, 300 mg).2 The fixed dose combination of dolutegravir plus lamivudine is authorised in the EU for the treatment of HIV-1 infection in adults and adolescents above 12 years of age weighing at least 40 kg, with no known or suspected resistance to the INI class, or lamivudine,3 and in the US for the treatment of HIV-1 infection in adults with no antiretroviral (ARV) treatment history and with no known resistance to either dolutegravir or lamivudine.2

Trademarks are owned by or licensed to the ViiV Healthcare group of companies.

Important Safety Information for 50mg dolutegravir/300mg lamivudine tablets in the EU
The following Important Safety Information is based on the Summary of Product Characteristics for dolutegravir plus lamivudine. Please consult the full Summary of Product Characteristics for all the safety information.
Dolutegravir plus lamivudine (50mg dolutegravir/300mg lamivudine)
Dolutegravir plus lamivudine is indicated for the treatment of Human Immunodeficiency Virus type 1 (HIV-1) infection in adults and adolescents above 12 years of age weighing at least 40 kg, with no known or suspected resistance to the integrase inhibitor class, or lamivudine.
The recommended dose of dolutegravir plus lamivudine in adults and adolescents is one 50 mg/300 mg tablet once daily.
Method of administration
Oral use. Dolutegravir plus lamivudine can be taken with or without food.
Contraindications
Hypersensitivity to the active substances or to any of the excipients listed in section 6.1.
Dose adjustments
A separate preparation of dolutegravir is available where a dose adjustment is indicated due to drug-drug interactions (e.g. rifampicin, carbamazepine, oxcarbazepine, phenytoin, phenobarbital, St. John's wort, etravirine (without boosted protease inhibitors), efavirenz, nevirapine, or tipranavir/ritonavir. In these cases the physician should refer to the individual product information for dolutegravir.
Missed doses
If the patient misses a dose of dolutegravir plus lamivudine, the patient should take dolutegravir plus lamivudine as soon as possible, providing the next dose is not due within 4 hours. If the next dose is due within 4 hours, the patient should not take the missed dose and simply resume the usual dosing schedule.

Special warnings and precautions for use
Transmission of HIV
While effective viral suppression with antiretroviral therapy has been proven to substantially reduce the risk of sexual transmission, a residual risk cannot be excluded. Precautions to prevent transmission should be taken in accordance with national guidelines.
Hypersensitivity reactions
Hypersensitivity reactions have been reported with dolutegravir, and were characterized by rash, constitutional findings, and sometimes, organ dysfunction, including severe liver reactions. Dolutegravir plus lamivudine and other suspect medicinal products should be discontinued immediately if signs or symptoms of hypersensitivity reactions develop (including, but not limited to, severe rash or rash accompanied by raised liver enzymes, fever, general malaise, fatigue, muscle or joint aches, blisters, oral lesions, conjunctivitis, facial oedema, eosinophilia, angioedema). Clinical status including liver aminotransferases and bilirubin should be monitored. Delay in stopping treatment with dolutegravir plus lamivudine or other suspect active substances after the onset of hypersensitivity may result in a life-threatening allergic reaction.
Weight and metabolic parameters
An increase in weight and in levels of blood lipids and glucose may occur during antiretroviral therapy. Such changes may in part be linked to disease control and life style. For lipids, there is in some cases evidence for a treatment effect, while for weight gain there is no strong evidence relating this to any particular treatment. For monitoring of blood lipids and glucose reference is made to established HIV treatment guidelines. Lipid disorders should be managed as clinically appropriate.
Liver disease
Patients with chronic hepatitis B or C and treated with combination antiretroviral therapy are at an increased risk of severe and potentially fatal hepatic adverse reactions. In case of concomitant antiviral therapy for hepatitis B or C, please refer also to the relevant product information for these medicinal products.
Dolutegravir plus lamivudine includes lamivudine, which is active against hepatitis B. Dolutegravir lacks such activity. Lamivudine monotherapy is generally not considered an adequate treatment for hepatitis B, since the risk for hepatitis B resistance development is high. If dolutegravir plus lamivudine is used in patients co-infected with hepatitis B an additional antiviral is therefore generally needed. Reference should be made to treatment guidelines.
If dolutegravir plus lamivudine is discontinued in patients co-infected with hepatitis B virus, periodic monitoring of both liver function tests and markers of HBV replication is recommended, as withdrawal of lamivudine may result in an acute exacerbation of hepatitis.
Patients with pre-existing liver dysfunction, including chronic active hepatitis have an increased frequency of liver function abnormalities during combination antiretroviral therapy, and should be monitored according to standard practice. If there is evidence of worsening liver disease in such patients, interruption or discontinuation of treatment must be considered.
Immune Reactivation Syndrome
In HIV-infected patients with severe immune deficiency at the time of institution of combination antiretroviral therapy (CART), an inflammatory reaction to asymptomatic or residual opportunistic pathogens may arise and cause serious clinical conditions, or aggravation of symptoms. Typically, such reactions have been observed within the first few weeks or months of initiation of CART. Relevant examples are Cytomegalovirus retinitis, generalised and/or focal mycobacterial infections, and Pneumocystis jirovecii pneumonia (often referred to as PCP). Any inflammatory symptoms should be evaluated and treatment instituted when necessary. Autoimmune disorders (such as Graves' disease and autoimmune hepatitis) have also been reported to occur in the setting of immune reactivation; however, the reported time to onset is more variable and these events can occur many months after initiation of treatment.
Liver chemistry elevations consistent with immune reconstitution syndrome were observed in some hepatitis B and/or C co-infected patients at the start of dolutegravir therapy. Monitoring of liver chemistries is recommended in patients with hepatitis B and/or C co-infection.
Osteonecrosis
Although the aetiology is considered to be multifactorial (including corticosteroid use, biphosphonates, alcohol consumption, severe immunosuppression, higher body mass index), cases of osteonecrosis have been reported in patients with advanced HIV-disease and/or long-term exposure to CART. Patients should be advised to seek medical advice if they experience joint aches and pain, joint stiffness or difficulty in movement.
Opportunistic infections
Patients should be advised that dolutegravir, lamivudine or any other antiretroviral therapy does not cure HIV infection and that they may still develop opportunistic infections and other complications of HIV infection. Therefore, patients should remain under close clinical observation by physicians experienced in the treatment of these associated HIV diseases.

Undesirable effects
The most frequently reported adverse reactions are headache (3%), diarrhoea (2%), nausea (2%) and insomnia (2%).
The most severe adverse reaction reported with dolutegravir was a hypersensitivity reaction that included rash and severe liver effects.
Tabulated list of adverse reactions is available in the full information leaflet.
Changes in laboratory biochemistries
Dolutegravir has been associated with an increase in serum creatinine occuring in the first week of treatment when administered with other antiretroviral medicinal products. Increases in serum creatinine occurred within the first four weeks of treatment with dolutegravir plus lamivudine and remained stable through 48 weeks. These changes are linked to the inhibiting effect of dolutegravir on renal tubular transporters of creatinine. The changes are not considered to be clinically relevant and do not reflect a change in glomerular filtration rate.
Co-infection with Hepatitis B or C
In the Phase III studies for the dolutegravir single agent, patients with hepatitis B and/or C co-infection were permitted to enrol provided that baseline liver chemistry tests did not exceed 5 times the upper limit of normal (ULN). Overall, the safety profile in patients co-infected with hepatitis B and/or C was similar to that observed in patients without hepatitis B or C co-infection, although the rates of AST and ALT abnormalities were higher in the subgroup with hepatitis B and/or C co-infection for all treatment groups. Liver chemistry elevations consistent with immune reconstitution syndrome were observed in some subjects with hepatitis B and/or C co-infection at the start of dolutegravir therapy, particularly in those whose anti-hepatitis B therapy was withdrawn.
Drug interactions
No drug interaction studies have been conducted using dolutegravir plus lamivudine. Dolutegravir plus lamivudine contains dolutegravir and lamivudine, therefore any interactions identified for these individually are relevant to dolutegravir plus lamivudine. No clinically significant drug interactions are expected between dolutegravir and lamivudine.
The recommended dose of dolutegravir is 50 mg twice daily when co-administered with rifampicin, carbamazepine, oxcarbazepine, phenytoin, phenobarbital, St. John's wort, etravirine (without boosted protease inhibitors), efavirenz, nevirapine, or tipranavir/ritonavir.
dolutegravir plus lamivudine should not be co-administered with polyvalent cation-containing antacids. Polyvalent cation-containing antacids are recommended to be taken 2 hours after or 6 hours before dolutegravir plus lamivudine.
When taken with food, dolutegravir plus lamivudine and supplements or multivitamins containing calcium, iron or magnesium can be taken at the same time. If dolutegravir plus lamivudine is administered under fasting conditions, supplements or multivitamins containing calcium, iron or magnesium are recommended to be taken 2 hours after or 6 hours before dolutegravir plus lamivudine.
Dolutegravir increased metformin concentrations. A dose adjustment of metformin should be considered when starting and stopping coadministration of dolutegravir plus lamivudine with metformin, to maintain glycaemic control. Metformin is eliminated renally and, therefore, it is of importance to monitor renal function when co-treated with dolutegravir plus lamivudine. This combination may increase the risk for lactic acidosis in patients with moderate renal impairment (stage 3a creatinine clearance 45- 59 mL/min) and a cautious approach is recommended. Reduction of the metformin dose should be highly considered.
The combination of dolutegravir plus lamivudine with cladribine is not recommended.
Dolutegravir plus lamivudine should not be taken with any other medicinal product containing dolutegravir or lamivudine, except where a dose adjustment of dolutegravir is indicated due to drug-drug interactions.
Other established and theoretical interactions with selected antiretrovirals and non-antiretroviral medicinal products are listed in the full information leaflet.
Fertility, pregnancy and lactation
Women of childbearing potential
Women of childbearing potential (WOCBP) should undergo pregnancy testing before initiation of dolutegravir plus lamivudine. WOCBP who are taking dolutegravir plus lamivudine should use effective contraception throughout treatment.
Pregnancy
The safety and efficacy of a dual regimen has not been studied in pregnancy. Preliminary data from a surveillance study has suggested an increased incidence of neural tube defects (0.9%) in mothers exposed to dolutegravir (a component of dolutegravir plus lamivudine) at the time of conception compared with mothers exposed to non-dolutegravir containing regimens (0.1%).
The incidence of neural tube defects in the general population ranges from 0.5-1 case per 1,000 live births (0.05-0.1%). As neural tube defects occur within the first 4 weeks of foetal development (at which time the neural tubes are sealed) this potential risk would concern women exposed to dolutegravir at the time of conception and in early pregnancy. Due to the potential risk of neural tube defects with dolutegravir, dolutegravir plus lamivudine should not be used during the first trimester unless there is no alternative.
More than 1000 outcomes from second and third trimester exposure to dolutegravir in pregnant women indicate no evidence of increased risk of malformities and foeto/neonatal negative effects. However, as the mechanism by which dolutegravir may interfere in human pregnancy is unknown, the safety in use during the second and third trimester cannot be confirmed. Dolutegravir plus lamivudine should be used during pregnancy only if the expected benefit justifies the potential risk to the foetus.
In animal reproductive toxicology studies with dolutegravir, no adverse development outcomes, including neural tube defects, were identified. Dolutegravir was shown to cross the placenta in animals.
A large amount of data on the use of lamivudine in pregnant women (more than 3000 outcomes from first trimester) indicates no malformative toxicity.
Animal studies showed lamivudine may inhibit cellular DNA replication (see section 5.3). The clinical relevance of these findings is unknown.
Mitochondrial dysfunction
Nucleoside and nucleotide analogues have been demonstrated in vitro and in vivo to cause a variable degree of mitochondrial damage. There have been reports of mitochondrial dysfunction in HIV-negative infants exposed in utero and/or post-natally to nucleoside analogues, these have predominantly concerned treatment with regimens containing zidovudine. The main adverse reactions reported are haematological disorders (anaemia, neutropenia), and metabolic disorders (hyperlactatemia, hyperlipasemia). These reactions have often been transitory. These findings do not affect current national recommendations to use antiretroviral therapy in pregnant women to prevent vertical transmission of HIV.
Breast-feeding
It is unknown whether dolutegravir is excreted in human milk. Available toxicological data in animals has shown excretion of dolutegravir in milk. In lactating rats that received a single oral dose of 50 mg/kg at 10 days postpartum, dolutegravir was detected in milk at concentrations typically higher than blood.
Based on more than 200 mother/child pairs treated for HIV, serum concentrations of lamivudine in breastfed infants of mothers treated for HIV are very low (< 4% of maternal serum concentrations) and progressively decrease to undetectable levels when breastfed infants reach 24 weeks of age. There are no data available on the safety of lamivudine when administered to babies less than three months old.
It is recommended that HIV infected women do not breast-feed their infants under any circumstances in order to avoid transmission of HIV.
Fertility
There are no data on the effects of dolutegravir or lamivudine on human male or female fertility. Animal studies indicate no effects of dolutegravir or lamivudine on male or female fertility.
Effects on ability to drive and use machines
Dolutegravir plus lamivudine has no or negligible influence on the ability to drive and use machines. Patients should be informed that dizziness and somnolence has been reported during treatment with dolutegravir. The clinical status of the patient and the adverse reaction profile of Dolutegravir plus lamivudine should be borne in mind when considering the patient's ability to drive or operate machinery.

Please refer to the full European Summary of Product Characteristics for Dolutegravir/lamivudine for full prescribing information, including contraindications, special warnings and precautions for use. For the US, please refer to the US Prescribing Information.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company's aims to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline, and commitment, please visit www.viivhealthcare.com.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

ViiV Healthcare Media enquiries:                                   Melinda Stubbee                +1 919 491 0831
                                                                                         Patricia O'Connor              +44 (0) 20 8047 5982
                                                                                         Audrey Abernathy             +1 919 605 4521

GSK Global Media enquiries:                                          Simon Steel                       +44 (0) 20 8047 5502
                                                                                          Kristen Neese                    +1 804 217 8147

Analyst/Investor enquiries:                                              Sarah Elton-Farr                 +44 (0) 20 8047 5194
                                                                                          Danielle Smith                   +44 (0) 20 8047 0932
                                                                                          James Dodwell                  +44 (0) 20 8047 2406
                                                                                          Jeff McLaughlin                 +1 215 751 7002

References

[1] ViiV Healthcare: TANGO headline results. Data on file.
[2] Dolutegravir plus lamivudine Prescribing Information. U.S. Approval 8 April 2019. Available at:https://www.gsksource.com/pharma/content/dam/GlaxoSmithKline/US/en/Prescribing_Information/Dovato/pdf/DOVATO-PI-PIL.PDF Accessed July 2019
[3] Dovato EU Summary of Product Characteristics. July 2019. Available at: https://www.medicines.org.uk/emc/product/10446/smpc Accessed July 2019.
[4] Clinical trials.gov. Switch Study to Evaluate Dolutegravir Plus Lamivudine in Virologically Suppressed Human Immunodeficiency Virus Type 1 Positive Adults (TANGO). Available at:https://clinicaltrials.gov/ct2/show/NCT03446573?term=TANGO+dolutegravir&rank=1. Accessed July 2019
[5] Tivicay (dolutegravir) European Summary of Product Characteristics. Available at: https://www.ema.europa.eu/en/documents/product-information/tivicay-epar-product-information_en.pdf. Accessed July 2019.
[6] European Medicines Agency. Epivir (lamivudine) European Summary of Product Characteristics. Available at: https://www.ema.europa.eu/en/documents/product-information/epivir-epar-product-information_en.pdf Accessed June 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 10, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc